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                     February 26, 2024

       Robert Steinberg
       Vice President - Finance and Chief Financial Officer
       Nathan   s Famous, Inc.
       One Jericho Plaza
       Jericho, NY 11753

                                                        Re: Nathan   s Famous,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 26, 2023
                                                            File No. 001-35962

       Dear Robert Steinberg:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services